UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 2, 2011

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMISSION

Your Offices

Ref.: C.R. 187637

Dear Sirs,

In my capacity as Responsible of Market Relations for Pampa Energía S.A. (“Pampa” or the “Company”), I address the Argentine Securities Commission and the Buenos Aires Stock Exchange in response to the note referenced above regarding the relevant event published by the Company on December 1, 2010 in relation to the investment agreement subscribed between a subsidiary of the Company, Petrolera Pampa S.A. (“Petrolera Pampa”), and Apache Energía Argentina S.R.L. (“Apache”).

In that sense, we inform that Petrolera Pampa together with Apache are successfully fulfilling this investment agreement and that, as of the date of this note, the production goal originally proposed has been achieved.

Kind Regards,

Ignacio Martín Meggiolaro

Responsible for Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 02, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.